SECURITIES  AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25
                                   Commission File Number 1-10210

                   NOTIFICATION OF LATE FILING

     (Check One):  [X] Form 10-K [   ] Form 11-K [ ] Form 20-F
[  ] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 1998

[ ] Transition Report on Form 10-K [ ]    Transition Report of
Form 10-Q
[ ]       Transition Report on Form 20-F [ ] Transition Report on
Form N-SAR
[ ]       Transition Report on Form 11-K
For the Transition Period Ended:

   Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                             PART I
                     REGISTRANT INFORMATION

Full name of registrant:        Executive TeleCard, Ltd.
Former name if applicable:

Address of principal executive office (Street and number):  1720
South Bellaire Street, Suite 1000
City, state and zip code:  Denver, Colorado  80222

                             PART II
                     RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X](a)             The reasons described in reasonable detail  in
   Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b)               The   subject  annual  report,   semi-annual
   report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]  (c)           The accountant's statement or other exhibit
   required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof
could  not  be filed within the prescribed time period.   (Attach
extra sheets if needed.)

   The Form 10-K could not be filed within the prescribed time period because the registrant's new executive management has been conducting an extensive review of the operations and activities of the Company. This review has occupied a substantial amount of time, and needed to be completed to be reflected in the Form 10-K.

                             PART IV
                        OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification
       W. P. Colin Smith, Jr.        (303)        512-1594
       (Name)                      (Area code)(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ X ] Yes            [   ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ X ] Yes            [   ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                    Executive TeleCard, Ltd.
          (Name of registrant as specified in charter)

Have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


                                   EXECUTIVE TELECARD, LTD.


Date:  June 29, 1998               By: /s/ W, P. Colin Smith, Jr.
                                      W. P. Colin Smith, Jr.
                                      Vice President of Legal
                                      Affairs and
                                      General Counsel

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

      Intentional  misstatements or omissions of fact  constitute
Federal criminal violations (see 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS

  1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

  2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

  3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  4.   Amendments to the notifications must also be filed on Form
12b-25  but need not restate information that has been  correctly
furnished.   The form shall be clearly identified as  an  amended
notification.

  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T.

           Anticipated Change in Results of Operations


     The Company incurred a net loss of $13.3 million for the year ended March 31, 1998, of which $10.9 million is attributable to the following charges:

                                                       (in
                                                    millions)
               Corporate realignment costs            $3.1
               Proxy-related litigation settlement     3.9
               costs
               Additional income tax provision         1.5
               Additional allowance for doubtful       1.3
               accounts
               Warrants associated with debt           0.5
               Other items                             0.6

                                                      $10.9


     These charges result principally from a detailed review of the Company's activities initiated by new management during the third quarter of fiscal 1998 and are described in more detail below.

     Excluding these items, the Company incurred a net loss for fiscal 1998 of $2.4 million compared to net income in fiscal 1997 of $0.8 million. The difference is principally due to a $1.6 million contribution to net income in fiscal 1997 of high margin revenues from non-services sources which did not recur in fiscal 1998. Also in fiscal 1998, the Company's gross profit from its services business remained flat compared to fiscal 1997 while it incurred additional recurring operating expenses of $1.1 million, principally depreciation and amortization. Interest expense, excluding a $0.5 million charge related to the amortization of debt discount associated with warrants related to term loans (See
Note 3 to Consolidated Financial Statements for further information) increased by $0.3 million over fiscal 1997. Foreign exchange losses increased by $0.3 million over fiscal 1997.